Exhibit 99.2

VASTA Platform Limited
Unaudited Condensed Interim Consolidated Financial Statements Six-months period ended June 30, 2022

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

Content

Consolidated statement of financial position	3
Consolidated interim statement of profit or loss and other comprehensive income	5
Consolidated interim statement of changes in equity	6
Consolidated interim statement of cash flows	7
Notes to the condensed interim consolidated financial statements	9

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

Unaudited Condensed Interim Consolidated Statement of Financial Position

As of June 30, 2022 and December 31, 2021

In thousands of R$, unless otherwise stated

Assets	Note	June 30, 2022	December 31, 2021

Current assets
Cash and cash equivalents	7	147,762	309,893
Marketable securities	8	417,770	166,349
Trade receivables	9	427,184	505,514
Inventories	10	225,916	242,363
Taxes recoverable		31,355	24,564
Income tax and social contribution recoverable		9,891	8,771
Prepayments		61,087	40,069
Other receivables		5,385	2,105
Related parties – other receivables	18	1,101	501
Total current assets		1,327,451	1,300,129

Non-current assets
Judicial deposits and escrow accounts	19.b	181,381	178,824
Deferred income tax and social contribution		177,890	130,405
Property, plant and equipment	11	224,784	185,682
Intangible assets and goodwill	12	5,506,471	5,538,367

Total non-current assets		6,090,526	6,033,278

Total Assets		7,417,977	7,333,407

The accompanying notes are an integral part of this Unaudited Condensed Interim Consolidated Financial Statements.

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

Unaudited Condensed Interim Consolidated Statement of Financial Position

As of June 30, 2022 and December 31, 2021

In thousands of R$, unless otherwise stated

Liabilities	Note	June 30, 2022	December 31, 2021

Current liabilities
Bonds and financing	13	295,185	281,491
Lease liabilities	15	32,016	26,636
Suppliers	14	263,893	264,787
Income tax and social contribution payable		21,090	16,666
Salaries and social contributions	17	90,166	62,829
Contractual obligations and deferred income		61,471	46,037
Accounts payable for business combination	16	75,587	20,502
Other liabilities		18,685	20,033
Other liabilities - related parties	18	30,050	39,271
Total current liabilities		888,143	778,252

Non-current liabilities
Bonds and financing	13	549,593	549,735
Lease liabilities	15	133,389	133,906
Accounts payable for business combination	16	509,916	511,811
Provision for tax, civil and labor losses	19	664,186	646,850
Contractual obligations and deferred income		4,317	128
Other liabilities		47,082	47,516
Total non-current liabilities		1,908,483	1,889,946

Shareholder's Equity
Share capital	21	4,820,815	4,820,815
Capital reserve		72,101	61,488
Treasury shares		(23,880)	(23,880)
Accumulated losses		(247,685)	(193,214)
Total Shareholder's Equity		4,621,351	4,665,209

Total Liabilities and Shareholder's Equity		7,417,977	7,333,407

The accompanying notes are an integral part of this Unaudited Condensed Interim Consolidated Financial Statements.

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

Unaudited Condensed Interim Consolidated Statement of Profit or Loss and Other Comprehensive Income for the three and six-months periods ended June 30, 2022 and 2021

In thousands of R$, except earnings for share

	Note	April 01, to June 30, 2022	June 30, 2022	April 01, to June 30, 2021	June 30, 2021

Net revenue from sales and services	22	189,956	570,537	141,135	421,967
Sales		180,339	552,225	127,688	402,572
Services		9,617	18,312	13,447	19,395

Cost of goods sold and services	23	(79,966)	(209,203)	(67,547)	(181,529)

Gross profit		109,990	361,334	73,588	240,438

Operating income (expenses)
General and administrative expenses	23	(127,139)	(253,227)	(97,930)	(207,806)
Commercial expenses	23	(46,988)	(94,921)	(35,584)	(85,093)
Other income and (expenses), net	23	707	1,640	(963)	1,504
Impairment losses on trade receivables	9 and 23	(3,543)	(12,439)	(15,599)	(18,208)

(Loss) profit before finance result and taxes		(66,973)	2,387	(76,488)	(69,165)

Finance result
Finance income	24	21,896	37,165	5,798	11,261
Finance costs	24	(69,902)	(127,865)	(20,773)	(40,488)

Loss before income tax and social contribution		(114,979)	(88,313)	(91,463)	(98,392)

Income tax and social contribution	20	40,318	33,842	29,266	30,678

Loss for the period		(74,661)	(54,471)	(62,197)	(67,714)
Basic earnings (loss) per share – R$	21.b	(0.89)	(0.65)	(0.75)	(0.82)
Diluted earnings (loss) per share – R$	21.b	(0.89)	(0.65)	(0.75)	(0.82)

The accompanying notes are an integral part of this Unaudited Condensed Interim Consolidated Financial Statements.

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

Unaudited Condensed Interim Consolidated Statement of Changes in Equity

For the six-months periods ended June 30, 2022 and 2021

In thousands of R$, unless otherwise stated

	Share capital	Share issuance costs	Share-based compensation reserve (granted)	Share-based compensation reserve (vested)	Treasury shares	Accumulated losses	Total Shareholders' Equity/ Net Investment

Balance as of December 31, 2021	4,961,988	(141,173)	30,445	31,043	(23,880)	(193,214)	4,665,209
Loss for the period	-	-	-	-	-	(54,471)	(54,471)
Share based compensations granted and issued	-	-	10,613	-	-	-	10,613
Share based compensation vested	-	-	(2,636)	2,636	-	-	-
Balance as of June 30, 2022 (unaudited)	4,961,988	(141,173)	38,422	33,679	(23,880)	(247,685)	4,621,351

Balance as of December 31,2020	4,961,988	(141,173)	38,962	-	-	(74,460)	4,785,317
Loss for the period						(67,714)	(67,714)
Share based compensations granted and issued	-	-	12,221	-	-	-	12,221
Share based compensation vested	-	-	(31,043)	31,043	-	-	-
Balance as of June 30, 2021 (unaudited)	4,961,988	(141,173)	20,140	31,043	-	(142,174)	4,729,824

The accompanying notes are an integral part of this Unaudited Condensed Interim Consolidated Financial Statements.

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

Unaudited Condensed Interim Consolidated Statement of Cash Flows

For the six-months period ended June 30, 2022 and 2021

In thousands of R$, unless otherwise stated

		For the six-months period ended June 30,
	Notes	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES
Loss before income tax and social contribution		(88,313)	(98,392)
Adjustments for:
Depreciation and amortization	11 and 12	131,892	98,899
Impairment losses on trade receivables	9	12,439	18,208
Reversal of provision for tax, civil and labor losses	19.a	(6,860)	(849)
Interest on provision for tax, civil and labor losses	19.a	25,556	10,275
Provision for obsolete inventories	10	6,110	8,647
Interest on bonds and financing	24	52,089	12,940
Contractual obligations and right to returned goods		2,687	3,802
Interest on accounts payable for business combination	24	29,791	(623)
Imputed interest on suppliers	24	8,402	2,783
Other financial expenses and net interest	24	(5,624)	-
Share-based payment expense		10,613	12,221
Interest on lease liabilities	24	7,290	8,060
Interest on marketable securities incurred	24	(26,804)	(8,077)
Cancellations of right-of-use contracts	11 and 15	904	-
Residual value of disposals of property, plant and equipment and intangible assets	11 and 15	-	76
		160,172	67,970
Changes in:
Trade receivables		66,087	176,293
Inventories		8,155	(10,831)
Prepayments		(21,018)	(1,610)
Taxes recoverable		(7,905)	(2,690)
Judicial deposits and escrow accounts		(2,557)	(629)
Other receivables		(3,281)	(918)
Suppliers		(9,296)	(87,072)
Salaries and social charges		27,367	7,418
Tax payable		5,071	2,064
Contractual obligations and deferred income		12,120	(19,239)
Other receivables and liabilities from related parties		(600)	(94,125)
Other liabilities		(1,772)	(722)
Other liabilities - related parties		(9,222)	-
Cash from operating activities		223,321	35,589
Interest on liabilities paid	15	(7,158)	(8,022)
Payment of interest on bonds and financing		(37,778)	(12,243)
Income tax and social contribution paid		(1,489)	(1,167)
Payment of provision for tax, civil and labor losses	19.a	(1,360)	(76)
Net cash generated by operating activities		175,536	14,351
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment	11	(48,228)	(6,344)
Additions of intangible assets	12	(35,927)	(19,468)
Acquisition of subsidiaries net of cash acquired	5	(8,475)	(40,231)
Proceeds from (purchase of) investment in marketable securities	8	(224,617)	418,089
Net cash (applied in) from investing activities		(317,247)	352,046

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

Unaudited Condensed Interim Consolidated Statement of Cash Flows

For the six-months periods ended June 30, 2022 and 2021

In thousands of R$, unless otherwise stated

CASH FLOWS FROM FINANCING ACTIVITIES

Suppliers- related parties		-	(6,368)
Payments of loans from related parties		-	(20,884)
Lease liabilities paid	15	(13,727)	(10,359)
Payments of bonds and financing		(759)	(288,087)
Payments of accounts payable for business combination	16	(5,934)	(16,757)
Net cash applied in financing activities		(20,420)	(342,455)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(162,131)	23,942

Cash and cash equivalents at beginning of period	7	309,893	311,156
Cash and cash equivalents at end of period	7	147,762	335,098

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(162,131)	23,942

The accompanying notes are an integral part of this Unaudited Condensed Interim Consolidated Financial Statements.

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Amounts in thousands of R$, unless otherwise stated)

1.	Corporate information

1.1 The Company

Vasta Platform Ltd. (herein referred to as the “Company”, or previously named “Vasta Platform”, “Vasta’s Parent Company” or “Business”) is a publicly held company incorporated in the Cayman Islands on October 16, 2019, with headquarters in the city of São Paulo, Brazil. The Company is a technology-powered education content providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment. Vasta’s fiscal year begins on January 1 of each year and ends on December 31 of the same year.

The Company has built a “Platform as a Service” solution or PaaS, with two main modules: Content & EdTech Platform and Digital Services. The Company’s Content & EdTech Platform combines a multi-brand and tech-enabled array with printed and digital content through long-term contracts with partner schools.

Since July 31, 2020, Vasta Platform Ltd. has been a publicly-held company registered with SEC (“The US Securities and Exchange Commission) and its shares are traded on Nasdaq Global Select Market under ticker symbol “VSTA”.

1.2 Significant events during the period

(a) Business Combination

On January 14, 2022, the Company acquired the companies Phidelis Tecnologia Desenvolvimento de Sistemas Ltda. and MVP Consultoria e Sistemas Ltda. (“Phidelis”), when the control over the entity was transferred upon all conditions established on the share purchase agreement and the liquidation was completed.

Phidelis is a complete platform of academic and financial management for K-12 schools, providing (i) software licensing and development, and (ii) messaging, retention, enrollment and default management for schools and students. In addition to aggregating a digital solution and bringing in new clients, Phidelis’ team will support the development of Vasta’s digital services platform.

The Consolidated Financial Statements comprise the following entities, which are all fully owned by the Company:

Company	June 30, 2022	December 31, 2021
	Interest %	Interest %
Somos Sistemas de Ensino S.A (“Somos Sistemas”)	100%	100%
Livraria Livro Fácil Ltda. (“Livro Fácil”)	100%	100%
A & R Comercio e Serviços de Informática Ltda. (“Pluri”)	100%	100%
Colégio Anglo São Paulo	100%	100%
Sociedade Educacional da Lagoa Ltda (“SEL”)	100%	100%
EMME – Produções de Materiais em Multimídia Ltda (“EMME”).	100%	100%
Editora De Gouges S.A (“De Gouges”)	100%	100%
Phidelis Tecnologia Desenvolvimento de Sistemas Ltda (“Phidelis”)	100%	-
MVP Consultoria e Sistemas Ltda. (“MVP”)	100%	-

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

Pursuant to our corporate reorganization plan, the subsidiaries Mind Makers Editora Educacional (“Mind Makers”), Nota 1000 Serviços Educacionais Ltda (“Redação Nota 1000”) and Meritt Informação Educacional Ltda. (“Meritt”), had their operational activities, assets and liabilities, merged into Somos Sistemas, the main company of the group, on April 1, 2022. As a result, Mind Makers, Redação Nota 1000 and Meritt ceased to exist as separate legal entities.

2.	Basis of accounting

These interim financial statements for the six-months period ended June 30, 2022 have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended December 31, 2021 (‘last annual financial statements’). They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company´s financial position and performance since the last annual financial statements.

These Unaudited Condensed Interim Consolidated Financial Statements are presented in thousands of Brazilian Reais (“R$”), which is the Company functional currency. All financial information presented in R$ has been rounded to the nearest thousand, except as otherwise indicated.

3.	Use of judgements and estimates

In preparing these interim financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

Measurement of fair values

A number of the Group’s accounting policies require the measurement of fair values, for both financial and non-financial assets and liabilities.

In estimating the fair value of an asset or a liability, the Company uses market-observable data to the extent it is available. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 - valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 - valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

Where Level 1 inputs are not available, if needed, the Company engages third party qualified appraisers to perform the valuation using Level 2 and / or Level 3 inputs. If the inputs used to measure the fair value of an asset or a liability are categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Company’s management establishes the appropriate valuation techniques and inputs to the model, working closely with the qualified external advisors when they are engaged in such activities.

The valuations of identifiable assets and contingent liabilities in business combinations could be particularly sensitive to changes in one or more unobservable inputs considered in the valuation process. Further information on the assumptions used in the valuation process of such items is provided in Note 5.

Fair value measurement assumptions are also used for determination of expenses with Share-based Compensation, which are disclosed in Note 21.

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

4.	Significant accounting policies

The accounting policies applied in these interim financial statements are the same as those applied in the Group’s consolidated financial statements as at and for the year ended December 31, 2021. The accounting policies have been consistently applied to all consolidated companies. There are no new accounting policies that could be applicable since January 1, 2022 or early adopted in the Unaudited Condensed Interim Consolidated Financial Statements.

5.	Business Combinations

As mentioned in Note 1.2, on January 14, 2022, the Company acquired the companies Phidelis Tecnologia Desenvolvimento de Sistemas Ltda. and MVP Consultoria e Sistemas Ltda. (“Phidelis”), when the control over the entity was transferred upon all conditions established on the share purchase agreement and the liquidation was completed.

The Company will pay the total amount of R$17,057, of which R$8,854 was paid in cash on the acquisition date and the remaining amount of R$8,203 to be paid in 2-year installments. The contract has an earn-out clause of R$20,637, which will be paid in 3 installments adjusted by the IPCA, linked to the achievement of performance targets between 2022 and 2025. Phidelis is a complete platform of academic and financial management for K-12 schools, providing (i) software licensing and development, and (ii) messaging, retention, enrollment and default management for schools and students. In addition to aggregating a digital solution and bringing in new clients, Phidelis’ team will support the development of Vasta’s digital services platform.

The acquisitions were accounted for using the acquisition method of accounting, i.e., the consideration transferred, and the net identifiable assets acquired, and liabilities assumed were measured at fair value, while goodwill is measured as the excess of consideration paid over those items. The following table presents the net identifiable assets acquired and liabilities assumed for each business combination in 2022:

	Phidelis	MVP	Total
Current assets
Cash and cash equivalents	162	217	379
Trade receivables	65	131	196
Taxes recoverable	1	5	6
Total current assets	228	353	581

Non-current assets
Property, plant and equipment		72	72
Intangible assets - Software	510	2,635	3,145
Total non-current assets	510	2,707	3,217
Total Assets	738	3,060	3,798

Current liabilities
Salaries and social contributions	24	6	30
Taxes payable	34	10	44
Income tax and social contribution payable	-	80	80
Other liabilities	2	10	12
Total current liabilities	60	106	166
Total liabilities	60	106	166

Net identifiable assets at fair value (A)	678	2,954	3,632
Total of Consideration transferred (B)	5,999	31,809	37,808
Goodwill (B – A)	5,321	28,855	34,176

From the date of acquisition to June 30, 2022, MVP and Phidelis contributed to the Unaudited Condensed Interim Consolidated Financial Statements net sales and services the amount of R$1,742 and R$738, respectively, and net profit in the amount of R$426 and R$92, respectively.

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

6.	Financial Instruments and risk management

The Company holds the following financial instruments:

	June 30, 2022	December 31, 2021

Assets - Amortized cost
Cash and cash equivalents	147,762	309,893
Marketable Securities	417,770	166,349
Trade receivables	427,184	505,514
Other receivables	5,385	2,105
Related parties – other receivables	1,101	501
	999,202	984,362

Liabilities - Amortized cost
Bonds and financing	844,778	831,226
Lease liabilities	165,405	160,542
Reverse Factoring	120,767	97,619
Suppliers	143,126	167,168
Accounts payable for business combination	585,503	532,313
Other liabilities - related parties	30,050	39,271
	1,889,629	1,828,139

The Company’s financial instruments are recorded in the Unaudited Condensed Interim Consolidated Statement of Financial Position at amounts that are consistent with their fair values.

Credit Risk

The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

Credit risk arises from the potential default of a counterparty on an agreement or financial instrument, resulting in financial loss. The Company is exposed to credit risk in its operating activities (mainly in connection with trade receivables, see Note 9) and financial activities that include reverse factoring deposits with banks and other financial institutions and other financial instruments contracted.

The Company mitigates its exposure to credit risks associated with financial instruments, deposits in banks and short-term investments by investing in prime financial institutions and in accordance with limits previously set in the Company’s policy. See Notes 7 and 8.

To mitigate risks associated with trade receivables, the Company adopts a sales policy and an analysis of the financial and equity condition of its counterparties. The sales policy is directly associated with the level of credit risk the Company is willing to accept in the normal course of its business.

The diversification of its receivable’s portfolio, the selectivity of its customers, as well as the monitoring of sales financing terms and individual position limits are procedures adopted to minimize defaults or losses in the realization of trade receivables. Thus, the Company does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

Furthermore, the Company reviews the recoverable amount of its trade receivables at the end of each reporting period to ensure that adequate credit losses are recorded. See Note 9.

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

7.	Cash and cash equivalents

a.	Composition

The balance of this account comprises the following amounts:

	June 30, 2022	December 31, 2021

Cash	124	100
Bank account	6,327	17,772
Financial investments (i)	141,311	292,021
	147,762	309,893

(i)	The Company invests in short-term fixed income investment funds with daily liquidity and no material risk of change in value. Financial investments presented an average gross yield of 103,8% of the annual CDI rate on June 30, 2022 (105,2% on December 31, 2021). All investments are highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and correspond to the cash obligations for the period.

8.	Marketable securities

a.	Composition

The balance of this account comprises the following amounts:

	Credit Risk	June 30, 2022	December 31, 2021

Financial bills (LF)	AAA	6,947	1,640
National Treasury Notes (NTN)	AA	139,337	-
National Treasury Notes (NTN)	AAA	20,569	-
Financial treasury bills (LFT) and funds	AAA	250,917	164,709
		417,770	166,349

The average gross yield of securities is based on 104,1% CDI on June 30, 2022 (101% CDI on December 31, 2021).

9.	Trade receivables

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

a.	Composition

	June 30, 2022	December 31, 2021

Trade receivables	473,506	505,190
Related Parties (Note 18)	3,776	46,824
( - ) Impairment losses on trade receivables	(50,098)	(46,500)
	427,184	505,514

b.	Maturities of trade receivables

	June 30, 2022	December 31, 2021

Not yet due	366,728	417,233
Past due
Up to 30 days	23,824	9,657
From 31 to 60 days	15,961	10,331
From 61 to 90 days	12,479	7,366
From 91 to 180 days	14,049	21,154
From 181 to 360 days	21,396	23,852
Over 360 days	19,069	15,597
Total past due	106,778	87,957

Related parties (note 18)	3,776	46,824
( - ) Provision for impairment of trade receivables	(50,098)	(46,500)
	427,184	505,514

The gross book value of trade receivables is written off when the Company has no reasonable expectations of recovering the financial asset in its entirety or a portion thereof. Collection efforts continue to be made, even for the receivables that have been written off, and amounts recoverable are recognized directly in the Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income upon collection.

c.	Changes on provision

	June 30, 2022	June 30, 2021

Opening balance	46,500	32,055
Additions	12,439	18,208
Write offs	(8,841)	(12,365)
Closing balance	50,098	37,898

10.	Inventories

The balance of this account comprises the following amounts:

a.	Composition

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

	June 30, 2022	December 31, 2021

Finished products (i)	136,717	160,318
Work in process	59,720	51,152
Raw materials	24,694	27,081
Imports in progress	2,028	1,681
Right to returned goods (ii)	2,757	2,131
	225,916	242,363

(i)	These amounts are net of slow-moving items and net realizable value.

(ii)	Represents the Company’s right to recover products from customers when customers exercise their right of return under the Company’s returns policies, where the Company estimates the volume of goods returned based on experience and foreseen expectations.

b.	Changes in provision

12

Changes in provision for losses with slow-moving inventories, net realizable value and provision for goods returned are broken down as follows:

	June 30, 2022	June 30, 2021

Opening balance	58,723	62,210
Additions	7,009	10,353
(Reversals)	(899)	(1,706)
Write-off of inventories	(4,772)	(13,221)
Closing balance	60,061	57,636

11.	Property, plant and Equipment

The changes in property, plant and equipment are as follows:

Cost	IT equipment	Furniture, equipment, and fittings	Property, buildings, and improvements	In progress	Rights of use assets	Land	Total
As of December 31, 2021	44,180	38,116	54,508	677	251,694	391	389,566
Additions	33,917	11,207	657	2,447	21,049	-	69,277
Additions by business combination	54	78	-	7	-	-	139
Disposals / Cancelled contracts	-	(6)	-	(18)	(6,214)	-	(6,238)
Transfers	939	1,200	(2,139)	-	-	-	-
As of June 30, 2022	79,090	50,595	53,026	3,113	266,529	391	452,744
Depreciation
As of December 31, 2021	(27,565)	(29,726)	(36,636)	-	(109,957)	-	(203,884)
Depreciation charge for the period	(6,998)	(1,987)	(2,669)	-	(15,075)	-	(26,729)
Additions by business combination	-	(66)	-	-	-	-	(66)
Depreciation of disposals	-	-	-	-	2,719	-	2,719
Transfers	(108)	(1,575)	1,683	-	-	-	-
As of June 30, 2022	(34,671)	(33,354)	(37,622)	-	(122,313)	-	(227,960)

Net book value
As of December 31, 2021	16,615	8,390	17,872	677	141,737	391	185,682
As of June 30, 2022	44,419	17,241	15,404	3,113	144,216	391	224,784
Annual depreciation rates	10% - 33%	10% - 33%	5% - 20%	-	12%	-

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

Cost	IT equipment	Furniture, equipment, and fittings	Property, buildings, and improvements	In progress	Rights of use assets	Land	Total
As of December 31, 2020	27,036	36,314	51,407	315	241,906	453	357,431
Additions	2,524	1,081	869	1,870	15,093	-	21,437
Additions by business combination	107	504	-	-	-	-	611
Disposals / Cancelled contracts	-	(76)	-	-	(3,286)	-	(3,362)
Transfers	-	-	400	(400)	-		-
As of June 30, 2021	29,667	37,823	52,676	1,785	253,713	453	376,117
Depreciation
As of December 31, 2020	(25,557)	(26,406)	(31,429)	-	(82,033)	-	(165,425)
Depreciation charge for the period	(696)	(1,646)	(2,562)	-	(13,628)	-	(18,532)
As of June 30, 2021	(26,253)	(28,052)	(33,991)	-	(95,661)		(183,957)

Net book value
As of December 31, 2020	1,479	9,908	19,978	315	159,873	453	192,006
As of June 30, 2021	3,414	9,771	18,685	1,785	158,052	453	192,160
Annual depreciation rates	10% - 33%	10% - 33%	5% - 20%	-	12%	-

The Company assesses at each reporting date, whether there is an indication that a property, plant and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property, plant and equipment as of and for the six-months periods ended June 30, 2022 and 2021.

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

12.	Intangible Assets and Goodwill

The changes in intangible assets and goodwill were as follows:

Cost	Software	Customer Portfolio	Trademarks	Trade Agreement	Platform content production	Other Intangible assets	In progress	Goodwill	Total
As of December 31, 2021	247,325	1,197,381	631,935	247,622	73,877	39,421	3,991	3,694,879	6,136,431
Additions	9,910	-	-	-	17,600	(17)	4,834	3,600	35,927
Additions by business combination	3,145	-	-	-	-	-		34,176	37,321
Disposals	-	-	-	-	-	19	-	-	19
Transfer	(2,085)	(140)	-	-	-	(1,099)		3,324	-
As of June 30, 2022	258,295	1,197,241	631,935	247,622	91,477	38,324	8,825	3,735,979	6,209,698

Amortization
As of December 31, 2021	(151,281)	(275,276)	(85,658)	(4,127)	(49,583)	(32,139)	-	-	(598,064)
Amortization charge for the period	(15,916)	(50,791)	(13,654)	(12,381)	(12,371)	(50)	-	-	(105,163)
As of June 30, 2022	(167,197)	(326,067)	(99,312)	(16,508)	(61,954)	(32,190)	-	-	(703,227)

Net book value
As of December 31, 2021	96,044	922,105	546,277	243,495	24,294	7,281	3,991	3,694,879	5,538,367
As of June 30, 2022	91,098	871,174	532,623	231,114	29,523	6,135	8,825	3,735,979	5,506,471
Weighted average amortization rate	15%	8%	5%	8%	33%	33%	-	-

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

Cost	Software	Customer Portfolio	Trademarks	Trade Agreement	Platform content production	Other Intangible assets	In progress	Goodwill	Total
As of December 31, 2020	204,213	1,113,792	631,935	-	53,069	38,283	999	3,307,805	5,350,096
Additions	4,146	-	-	-	11,140	-	4,182	-	19,468
Additions by business combination	6,988	18,783	-	-	-	1,099	-	48,556	75,426
Transfer	2,996	-	-	-	-		(2,996)	-	-
As of June 30, 2021	218,343	1,132,575	631,935	-	64,209	39,382	2,185	3,356,361	5,444,990

Amortization
As of December 31, 2020	(120,798)	(184,934)	(58,349)	-	(29,248)	(32,040)	-	-	(425,369)
Amortization charge for the period	(13,611)	(43,862)	(13,654)	-	(9,240)	-	-	-	(80,367)
As of June 30, 2021	(134,409)	(228,796)	(72,003)	-	(38,487)	(32,041)	-	-	(505,736)

Net book value
As of December 31, 2020	83,415	928,858	573,586	-	23,821	6,243	999	3,307,805	4,924,727
As of June 30, 2021	83,934	903,779	559,932	-	25,722	7,341	2,185	3,356,361	4,939,254
Weighted average amortization rate	15%	8%	5%	8%	33%	33%	-	-

Impairment test for goodwill

The Company performs its annual impairment test in December and whenever circumstances indicate that the carrying value may be impaired. The Company’s impairment test for goodwill is assessed by comparing it carrying amount with its recoverable amount. The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2021.

There were no indications of impairment for the six-months periods ended June 30, 2022.

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

13.	Bonds and financing

The balance of bonds and financing comprises the following amounts:

	June 30, 2022	December 31, 2021	Interest rate

Bonds
Private Bonds – 5th Issuance - series 2	106,421	104,844	CDI + 1.00% p.a.
Private Bonds – 6th Issuance - series 2	213,862	210,920	CDI + 1.70% p.a.
Bonds – 1st Issuance - single	524,495	514,574	CDI + 2.30% p.a.
Financing and Lease Liabilities - Mind Makers	-	888	TJLP + 5% p.a.
	844,778	831,226
Current	295,185	281,491
Non-current	549,593	549,735

See below the bonds outstanding on June 30, 2022:

Subscriber	Related Parties	Related Parties	Third parties
Issuance	5th	6th	1st
Series	2nd Series	2nd Series	Single Series
Date of issuance	08/15/2018	08/15/2017	08/06/2021
Maturity Date	08/15/2023	08/15/2022	08/05/2024
First payment after	60 months	60 months	35 months
Remuneration payment	Semi-annual interest	Semi-annual interest	Semi-annual interest
Financials charges	CDI + 1.00% p.a.	CDI + 1.70% p.a.	CDI + 2.30% p.a.
Principal amount (in millions of R$)	100	200	500

14.	Suppliers

The balance of this account comprises the following amounts:

	June 30, 2022	December 31, 2021

Local suppliers	127,312	132,124
Related parties (note 18)	6,777	19,534
Copyright	9,037	15,510
Reverse Factoring (i)	120,767	97,619
	263,893	264,787

(i)	Some of the Company’s domestic suppliers sell their products with extended payment terms and may subsequently transfer their receivables due by the Company to financial institutions without right of recourse, in a transaction characterized as “Reverse Factoring”. The Company charged interest over the payment term at a rate that is commensurate with its own credit risk. The reverse factoring presents maturity dates from one year.

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

15.	Lease liabilities

The lease agreements have an average term of 7 years and weighted average rate of 14.32% p.a.

	June 30, 2022	June 30, 2021

Opening balance	160,542	173,103
Additions for new lease agreements (i)	1,268	15,093
Renegotiation	19,781	-
Cancelled contracts	(2,591)	(3,481)
Renegotiation	-	(28)
Interest	7,290	8,060
Payment of interest	(7,158)	(8,022)
Payment of principal	(13,727)	(10,359)
Closing balance	165,405	174,366

Current liabilities	32,016	21,732
Non-current liabilities	133,389	152,634
	165,405	174,366

(i)	Refers to new lease agreements which the Company has embedded part of its digital learning solutions. Those lease agreements (digital learning) refer to lease terms of 36 months, with rates negotiated in the range from 10.3% p.a to 10.88% p.a.

Short-term leases (lease period of 12 months or less) and leases of low-value assets (such as personal computers and office furniture) are recognized on a straight-line basis in rent expenses for the period and are not included in lease liabilities.

The Company recognized rent expense from short-term leases and low-value assets of R$ 13,657 for the six-month period ended June 30, 2022 (June 30, 2021: R$ 11,404).

16.	Accounts payable for business combination

	June 30, 2022	December 31, 2021

Pluri	3,427	3,251
Mind Makers	7,424	7,044
Livro Fácil	9,937	14,055
Meritt	3,117	3,347
SEL	28,390	26,935
Redação Nota 1000	6,010	7,230
EMME	14,544	12,780
Editora De Gouges	482,392	457,671
Phidelis	30,262	-
	585,503	532,313

Current	75,587	20,502
Non-current	509,916	511,811
	585,503	532,313

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

17.	Salaries and Social Contribution

	June 30, 2022	December 31, 2021

Salaries payable	34,738	22,348
Social contribution payable (i)	16,584	23,926
Provision for vacation pay and 13th salary	27,141	10,616
Provision for profit sharing (ii)	11,703	5,923
Others	-	16
	90,166	62,829

(i)	Refers to the effect of social contribution over restricted share unit’s compensation plans. The Company records the taxes over the shares monthly according to the Company’s share price.

(ii)	The provision for profit sharing is based on qualitative and quantitative metrics determined by Management.

18.	Related parties

The Company is part of Cogna and some of the Company’s transactions and arrangements involve entities that belong to the Cogna. The effect of these transactions is reflected in these Unaudited Condensed Interim Consolidated Financial Statements, with these related parties segregated by nature of transaction measured on an arm’s length basis and determined by intercompany agreements and approved by the Company’s Management.

The balances and transactions between the Company and its affiliates have been eliminated in the Company’s Unaudited Condensed Interim Consolidated Financial Statements. The balances and transactions between related parties are shown below:

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

	June 30, 2022
	Other receivables (i)	Trade receivables (Note 9)	Indemnification asset (Note 19)	Other liabilities - related parties (ii)	Suppliers (note 14)	Bonds (note 13)
Cogna Educação S.A.	-	-	169,138	4,030	-	320,283
Editora Atica S.A.	-	870	-	11,847	4,746	-
Editora E Distribuidora Educacional S.A.	-	-	-	14,034	-	-
Editora Scipione S.A.	-	307	-	-	250	-
Educação Inovação e Tecnologia S.A.	-	-	-	139	-	-
Maxiprint Editora Ltda.	-	1,291	-	-	2	-
Saber Serviços Educacionais S.A.	15	-	-	-	102	-
Saraiva Educacao S.A.	996	1,308	-	-	1,044	-
SGE Comercio De Material Didatico Ltda.	-	-	-	-	633	-
Somos Idiomas S.A.	90	-	-	-	-	-
	1,101	3,776	169,138	30,050	6,777	320,283

(i)	Refers substantially to accounts receivable generated from sharing costs e.g., IT services shared by the Company to Cogna.

(ii)	Refers substantially to accounts payable by sharing expenses e.g., property leasing, personnel and IT licenses shared with Cogna.

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

	December 31, 2021
	Other receivables (i)	Trade receivables (Note 9)	Indemnification asset (Note 19)	Other liabilities - related parties (ii)	Suppliers (note 14)	Bonds (note 13)
Acel Adminstração de Cursos Educacionais Ltda.	-	6,482	-	-	474	-
Anhanguera Educacional Participacoes S.A.	-	413	-	-	-	-
Centro Educacional Leonardo Da Vinci SS	-	-	-	-	6	-
Cogna Educação S.A.	-	-	160,470	3,021	-	315,764
Colégio Ambiental Ltda.	-	805	-	-	-	-
Colégio JAO Ltda.	-	4,974	-	-	33	-
Colegio Manauara Lato Sensu Ltda.	-	3,291	-	-	458	-
Colegio Manauara Cidade Nova Ltda.		395			-
Colegio Visao Eireli	-	132	-	-	13	-
Colégio Cidade Ltda.	-	397	-	-	15	-
COLEGIO DO SALVADOR LTDA		1			-
Curso e Colégio Coqueiro Ltda.	-	434	-	-	20	-
ECSA Escola A Chave do Saber Ltda.	-	1,444	-	-	16	-
Editora Atica S.A.	-	2,207	-	20,040	9,240	-
Editora E Distribuidora Educacional S.A.	-	436	-	15,754	88	-
Editora Scipione S.A.	-	445	-	211	556	-
Educação Inovação e Tecnologia S.A.	-	-	-	128	-	-
Escola Mater Christi Ltda.	-	765	-	-	139	-
Escola Riacho Doce Ltda.	-	-	-	-	24	-
Maxiprint Editora Ltda.	-	1,205	-	117	76	-
Nucleo Brasileiro de Estudos Avançados Ltda.	-	420	-	-	45	-
Papelaria Brasiliana Ltda.	-	644	-	-	-	-
Pitagoras Sistema De Educacao Superior Ltda.	-	76	-	-	-	-
Saber Serviços Educacionais S.A.	14	7,269	-	-	578	-
Saraiva Educacao S.A.	365	1,179	-	-	5,136	-
SGE Comercio De Material Didatico Ltda.	-	-	-	-	1,687	-
Sistema P H De Ensino Ltda.	-	4,421	-	-	177	-
Sociedade Educacional Alphaville Ltda.	-	1,257	-	-	1	-
Sociedade Educacional Doze De Outubro Ltda.	-	734	-	-	47	-
Sociedade Educacional Parana Ltda.	-	91	-	-	11	-
Somos Idiomas S.A.	122	-	-	-	-	-
Somos Operações Escolares S.A.	-	3,305	-	-	29	-
SSE Serviços Educacionais Ltda.	-	3,602	-	-	665	-
	501	46,824	160,470	39,271	19,534	315,764

(i)	Refers substantially to accounts receivable generated from sharing costs e.g., IT services shared by the Company to Cogna.

(ii)	Refers substantially to accounts payable by sharing expenses e.g., property leasing, personnel and IT licenses shared with Cogna.

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

	Six months ended June 30, 2022				Six months ended June 30, 2021
Transactions held:	Revenues	Finance costs	Cost Sharing	Sublease (note 23)	Revenues	Finance costs	Cost Sharing	Sublease (note 23)

Acel Administracao De Cursos Educacionais Ltda.	-	-	-	-	976	-	-	-
Centro Educacional Leonardo Da Vinci SS	-	-	-	-	41	-	-	-
Cogna Educação S.A.	-	18,770	-	-	-	12,845	-	-
Colégio Ambiental Ltda.	-	-	-	-	353	-	-	-
Colégio Cidade Ltda.	-	-	-	-	81	-	-	-
Colegio JAO Ltda.	-	-	-	-	469	-	-	-
Colégio Manauara Lato Sensu Ltda.	-	-	-	-	543	-	-	-
Colégio Motivo Ltda.	-	-	-	-	35	-	-	-
Colégio Visão Ltda.	-	-	-	-	225	-	-	-
Cursos e Colégio Coqueiros Ltda.	-	-	-	-	199	-	-	-
Ecsa Escola A Chave Do Saber Ltda.	-	-	-	-	106	-	-	-
Editora Atica S.A.	4,971	-	1,194	4,177	1,496	-	3,016	2,862
Editora E Distribuidora Educacional S.A.	-	-	6,113	-	-	-	15,443	-
Editora Scipione S.A.	1,214	-	-	-	707	-	-	-
Escola Mater Christi	-	-	-	-	35	-	-	-
Escola Riacho Doce Ltda.	-	-	-	-	39	-	-	-
Maxiprint Editora Ltda.	3,655	-	-	-	-	-	-	-
Nucleo Brasileiro de Estudos Avancados Ltda.	-	-	-	-	63	-	-	-
Papelaria Brasiliana Ltda.	-	-	-	-	46	-	-	-
Saber Serviços Educacionais S.A.	41	-	-	-	152	-	-	-
Saraiva Educacao SA.	2,484	-	-	1,272	1,727	-	-	1,549
Sistema P H De Ensino Ltda.	-	-	-	-	1,841	-	-	-
Sociedade Educacional Alphaville S.A.	-	-	-	-	140	-	-	-
Sociedade Educacional Doze De Outubro Ltda	-	-	-	-	173	-	-	-
Sociedade Educacional Neodna Cuiaba Ltda.	-	-	-	-	149	-	-	-
SOE Operações Escolares S.A.	-	-	-	-	444	-	-	-
Somos Idiomas Ltda.	-	-	-	213	-	-	-	136
Somos Operações Escolares S.A.	-	-	-	-	243	-	-	-
SSE Serviços Educacionais Ltda.	437	-	-	-	125	-	-	-
	12,802	18,770	7,307	5,662	10,408	12,845	18,459	4,547

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

a.	Compensation of key management personnel

Key management personnel includes the members of the Board of Directors, Audit Committee, the CEO and the vice-presidents, for which the nature of the tasks performed were related to the activities of the Company.

The Key management personnel compensation expenses comprised the following:

	April 01, to June 30, 2022	April 01, to June 30, 2021

Short-term employee benefits	3,401	1,508
Share-based compensation plan	2,357	3,009
	5,758	4,517

19.	Provision for tax, civil and labor losses and Judicial deposits and escrow accounts

The Company classifies the likelihood of loss in judicial/administrative proceedings in which it is a defendant. Provisions are recorded for contingencies classified as probable loss in an amount that Management, in conjunction with its legal advisors, believes is enough to cover probable losses or when related to contingences resulting from business combinations.

a.	Composition of contingent liabilities

	June 30, 2022	December 31, 2021

Proceedings whose likelihood of loss is probable
Tax proceedings (i)	628,311	607,084
Labor proceedings (ii)	34,218	38,159
Civil proceedings	1,657	376
	664,186	645,619

Liabilities assumed in Business Combination
Civil proceedings	-	1,231
	-	1,231
Total of provision for tax, civil and labor losses	664,186	646,850

(i) Primarily refers to income tax positions taken by Somos (Vasta Predecessor) and the Company (Successor) in connection with a corporate restructuring held by the predecessor in 2010. In 2018, given a tax assessment via an Infraction Notice received by the predecessor for certain periods opened for tax audit coupled with unfavorable case law on a similar tax case also reached in 2018, the Company reassessed this income tax position and recorded a liability, including interest and penalties,

(ii) The Company is a party to labor demands, which mostly refer to proportional vacation, salary difference, night shift premium, overtime and social charges, among others. There are no individual labor demands with material amounts that require specific disclosure.

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

The changes in provision for the six months period ended June 30, 2022 and 2021 were as follows:

	December 31, 2021	Additions	Reversals	Interest	Payments	June 30, 2022

Tax proceedings	607,084	1,019	(2,461)	23,688	(1,019)	628,311
Labor proceedings	38,159	253	(5,853)	1,840	(181)	34,218
Civil proceedings	1,607	189	(7)	28	(160)	1,657
Total	646,850	1,461	(8,321)	25,556	1,360	664,186

	December 31, 2020	Additions	Reversals	Interest	Payments	June 31, 2021

Tax proceedings	575,724	405	-	8,871	-	585,000
Labor proceedings	37,896	1,114	(2,357)	1,394	(72)	37,976
Civil proceedings	313	7	(18)	10	(4)	307
Total	613,933	1,526	2,375	10,275	(76)	623,283

b.	Judicial Deposits and Escrow Accounts

Judicial deposits and escrow accounts recorded as non-current assets are as follows:

	June 30, 2022	December 31, 2021

Tax proceedings	1,406	2,300
Indemnification asset -Former owner	900	1,998
Indemnification asset – Related Parties (i)	169,138	160,470
Escrow-account (ii)	9,937	14,055
	181,381	178,824

(i) Refers to an indemnification asset of the seller in connection with the acquisition of Somos (Vasta’s Predecessor) by Cogna Group (Vasta’s Parent Company) and recognized at the date of the business combination, to indemnify the Company for any and all losses that may be incurred in connection with all contingencies or lawsuits, substantially tax proceedings related to business combinations.

(ii) Refers to guarantees received because of business combinations, in connection with contingencies whose likelihood of loss is probable, and for which the former owners are liable. According to the Sale Agreement, these former owners will reimburse the Company in case payments are required and if those contingencies materialize.

20.	Current and Deferred Income Tax and Social Contribution

Income tax expense is recognized at an amount determined by multiplying profit (loss) before tax for the interim reporting period by the Company’s best estimate of the weighted-average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. As such, the effective rate in the Unaudited Interim Condensed Consolidated Financial statements may differ from the Consolidated estimate of the effective tax rate for the annual financial statements. The Company’s effective tax rates for the period ended June 30, 2022 and 2021 were 38% and 31% respectively (Combined nominal statutory rate of income tax and social contribution is 34%).

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

21.	Shareholder’s Equity

a.	Share Capital

As of June 30, 2022 the Company’s share capital is represented by 83,478,668 (83,393,851 on December 31, 2021), of which 64,436,093 are Class B shares held by Cogna Group (which holds 97.1% of the combined voting power) and 19,042,575 are shares held by others (which represents 2.9% of the combined voting power).

As a result, Cogna continues to control the outcome of all decisions at our shareholders’ meetings and to elect a majority of the members of our board of directors.

The Company’s shareholders on June 30, 2022 are as follows:

In units

Company Shareholders	Class A	Class B	Total

Cogna Group	-	64,436,093	64,436,093
Free Float	18,042,575	-	18,042,575
Treasury shares	1,000,000	-	1,000,000

Total (%)	22.81%	77.19%	83,478,668

b.	Earnings per share

The basic earnings (loss) per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average common shares issued during the year. The Company considers as diluted earnings per share, the number of common shares calculated added by the weighted average number of common shares that should be issued upon conversion of all potentially dilutive shares into common shares; potentially dilutive shares were deemed to have been converted into common shares at the beginning of the period.

	April 01, to June 30, 2022	June 30, 2022	April 01, to June 30, 2021	June 30, 2021

Loss Attributable to Shareholder´s	(74,661)	(54,471)	(62,197)	(67,714)

Weighted average number of ordinary shares outstanding (thousands) (i)	83,479	83,479	83,068	83,068
Effects of dilution of ordinary potential shares- weighted averaged (thousands)
Share based- compensation ("Long term Plan") (ii)	987	987	829	829
Share based plan Migrated from Cogna to Vasta (iii)	20	20	22	22
Total dilution effect	1,007	1,007	851	851

Basic loss per share - R$	(0.89)	(0.65)	(0.75)	(0.82)
Diluted loss per share - R$	(0.89)	(0.65)	(0.75)	(0.82)

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

(i)	The Company has not changed its number of voting rights since the IPO on July 31, 2020.

(ii)	Refers to the share-based payments plans (“ILP”) and Bonus IPO.

(iii)	Refers to the Cogna Plan migrated to the Vasta Plan as a result of the restructuring in 2020.

c.	Capital reserve - Share-based compensation

The Company as of June 30, 2022 had 2 (two) share based compensation plans and 1 (one) bonus plan paid in restricted share units, being:

a)	Cogna Plan - On September 3, 2018, Cogna’s shareholders approved a restricted share-based compensation plan, which may grant rights to receive a maximum number of restricted shares not exceeding 19,416,233 shares, corresponding to 1.2% of Cogna’s total share capital at the Plan’s approval date, excluding shares held in treasury on such date. This program should be wholly settled with delivery of Cogna’s shares. Cogna’s obligation to transfer the restricted shares under the Plan, in up to 10 days from the end of the vesting period, is contingent upon the continuing employment relationship of the employee or officer, as appropriate, for a period of three years from the date the respective agreement is signed. The number of outstanding restricted shares as of June 30, 2022 and December 31, 2021 was 155,919.

b)	Long Term Investment – (“ILP”) – Refers to two tranches granted being the first issued on July 23, 2020 and November 10, 2020. The Company compensates part of its employees and management. This plan will grant up to 3% of the Company’s class A share units. The Company will grant the limit of five tranches approved by the Company’s Board of Directors. The fair value of share units is measured at fair value quoted on the grant date. The plan has a vesting period corresponding to 5 years added by expected volatility of 30% and will be settled with Company’s shares. All taxes and contributions are paid by the Company without additional costs to employees and management. This program should be wholly settled with the delivery of the shares.

c)	Bonuses paid in quotas of restricted shares – “Recognized Award” - The Company granted and assigned 84,817 in 2022 to certain managers based on recognized performance. This program was fully settled with the delivery of shares.

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

22.	Net Revenue from Sales and Services

The breakdown of net sales of the Company for the three months periods ended June 30, 2022 and 2021 is shown below. Revenue is broken down into the categories that, according to the Company the nature, amount, timing and uncertainty of revenue through provisions as follows:

	April 01, to June 30, 2022	June 30, 2022	April 01, to June 30, 2021	June 30, 2021

Content & EdTech Platform
Learning Systems	142,462	346,138	98,630	244,759
Textbooks	10,149	63,870	15,384	57,740
Complementary Education Services	11,967	68,239	4,033	33,223
Other services	9,232	17,719	8,708	14,656
	173,810	495,966	126,755	350,378

Digital Service platform
E-commerce	15,761	73,978	14,380	71,589
Other digital services	385	593	-	-
	16,146	74,571	14,380	71,589

Sales	180,339	552,225	127,688	402,572
Service	9,617	18,312	13,447	19,395
Net Revenue	189,956	570,537	141,135	421,967

a.	Seasonality

The Company’s revenue is subject to seasonality since the main deliveries of printed materials and digital materials to customers occur in the last quarter of each year (typically in November and December), and in the first quarter of each subsequent year (typically in February and March), and revenue is recognized when the customers obtain control over the materials. In addition, the printed and digital materials delivered in the fourth quarter are used by customers in the following school year and, therefore, fourth quarter results reflect the growth in the number of students from one school year to the next, leading to higher revenue in general in the fourth quarter compared with the preceding quarters in each year. Consequently, on aggregate, the seasonality of revenue generally produces higher revenue in the first and fourth quarters of our fiscal year. In addition, the Company generally bills its customers during the first half of each school year (which starts in January), which generally results in a higher cash position in the first half of each year compared to the second half. A significant part of the Company’s expenses is also seasonal. Due to the nature of the business cycle, the Company needs significant working capital, typically in September or October of each year, in order to cover costs related to production and inventory accumulation, selling and marketing expenses, and delivery of the teaching materials at the end of each year in preparation for the beginning of each school year. As a result, these operating expenses are generally incurred between September and December of each year. Purchases through the Livro Fácil e-commerce platform are also very intense during the back-to-school period, between November, when school enrollment takes place and families plan to anticipate the purchase of products and services, and February of the following year, when classes are about to start. Thus, e-commerce revenue is mainly concentrated in the first and fourth quarters of the year.

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

23.	Costs and Expenses by Nature

	April 01, to June 30, 2022	June 30, 2022	April 01, to June 30, 2021	June 30, 2021
Salaries and payroll charges	(74,693)	(147,173)	(65,692)	(135,846)
Raw materials and productions costs	(29,443)	(100,975)	(26,654)	(79,458)
Editorial costs	(8,096)	(20,374)	(10,406)	(30,374)
Depreciation and amortization	(67,606)	(131,892)	(50,314)	(98,899)
Copyright	(12,803)	(33,566)	(7,737)	(24,848)
Advertising and publicity	(21,914)	(49,386)	(15,645)	(41,145)
Utilities, cleaning and security	(5,200)	(11,705)	(9,333)	(14,367)
Rent and condominium fees	(3,500)	(13,657)	(1,627)	(11,404)
Third-party services	(19,863)	(23,652)	(9,660)	(18,637)
Travel	(8,173)	(12,144)	(1,117)	(2,249)
Consulting and advisory services	(5,096)	(15,953)	(348)	(11,462)
Impairment losses on trade receivables	(3,543)	(12,439)	(15,599)	(18,208)
Material	(1,299)	(2,757)	(702)	(1,265)
Taxes and contributions	(530)	(530)	(838)	(1,223)
Reversal for tax, civil and labor losses, net	751	6,860	109	849
Provision (reverse) for obsolete inventories, net	670	(6,110)	(3,809)	(8,647)
Income from lease and sublease agreements with related parties	2,702	5,662	2,712	4,547
Other income and expenses, net	707	1,641	(963)	1,504
	(256,929)	(568,150)	(217,623)	(491,132)

Cost of sales and services	(79,966)	(209,203)	(67,547)	(181,529)
Commercial expenses	(46,988)	(94,921)	(35,584)	(85,093)
General and administrative expenses	(127,139)	(253,227)	(97,930)	(207,806)
Impairment loss on accounts receivable	(3,543)	(12,439)	(15,599)	(18,208)
Other operating income, net	707	1,640	(963)	1,504
	(256,929)	(568,150)	(217,623)	(491,132)

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

24.	Finance result

	April 01, to June 30, 2022	June 30, 2022	April 01, to June 30, 2021	June 30, 2021

Finance income
Income from financial investments and marketable securities	15,345	26,804	4,779	8,077
Other finance income	6,551	10,361	1,019	3,184
	21,896	37,165	5,798	11,261

Finance costs
Interest on bonds and financing	(27,867)	(51,639)	(6,863)	(12,940)
Interest Acquisition	(16,735)	(29,791)	-	-
Imputed interest on suppliers	(5,897)	(8,402)	(1,331)	(2,783)
Bank and collection fees	(1,506)	(3,899)	(822)	(2,497)
Interest on provision for tax, civil and labor losses	(14,102)	(25,556)	(4,591)	(10,275)
Interest on Lease Liabilities	(3,694)	(7,290)	(4,039)	(8,060)
Other finance costs	(101)	(1,288)	(3,128)	(3,933)
	(69,902)	(127,865)	(20,773)	(40,488)

Financial Result (net)	(48,006)	(90,700)	(14,975)	(29,227)

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

25.	Segment Reporting

Information reported to the Chief Operating Decision Maker (CODM) for the purposes of resource allocation and assessment of segment performance is focused on revenue, “profit (loss) before finance result and tax”, assets and liabilities segregated by the nature of the services provided to the Company’ customers. Thus, the reportable segments are: (i) Content & EdTech Platform; and (ii) Digital Platform.

•	Content & EdTech platform derives its results from core and complementary educational content solutions through digital and printed content, including textbooks, learning systems and other complementary educational services.

•	Digital Platform aims to unify the entire school administrative ecosystem, allowing private schools to add multiple learning strategies and help them focus on education, through the physical and digital e-commerce platform (Livro Fácil) and other digital services from Company. Operations related to this segment began with the acquisition of Livro Fácil. In August 2021, the Company acquired EMME, which has its digital platform focused on the production of educational marketing material for the Company's partner schools, the companies MVP Consultoria e Sistemas Ltda and Phidelis Tecnologia Desenvolvimento de Systems Ltd.

Due to the nature of the Company’s e-commerce platform, the Content & EdTech Platform segment sells its printed and digital content to the Digital Services segment. These transactions are priced on an arm’s length basis and are to be settled in cash. However, the eliminations made in preparing the consolidated financial statements are included in the measure of the segment’s profit or loss that is used by the CODM, and therefore the amounts presented herein are net of such intersegment transactions.

The following table presents the Company’s revenue, its reconciliation to “profit (loss) before finance result and tax”, assets and liabilities by reportable segment. No other information is used by the CODM when assessing segment performance:

	April 1, to June 30, 2022
	Content & EdTech Platform	Digital Services Platform	Total

Net revenue from sales and services	171,384	18,572	189,956
Cost of goods sold and services	(65,928)	(14,038)	(79,966)

Operating income (expenses)
General and administrative expenses	(121,554)	(5,585)	(127,139)
Commercial expenses	(45,695)	(1,293)	(46,988)
Other operating income	733	(26)	707
Impairment losses on trade receivables	(3,543)	-	(3,543)
Profit (Loss) before finance result and taxes	(64,603)	(2,370)	(66,973)

	June 30, 2022
	Content & EdTech Platform	Digital Services Platform	Total

Net revenue from sales and services	495,965	74,572	570,537
Cost of goods sold and services	(148,950)	(60,253)	(209,203)

Operating income (expenses)
General and administrative expenses	(243,748)	(9,479)	(253,228)
Commercial expenses	(84,328)	(10,593)	(94,921)
Other operating income (expenses)	1,666	(26)	1,640
Impairment losses on trade receivables	(12,439)	-	(12,439)
Profit before finance result and taxes	8,166	(5,779)	2,387

Assets	7,299,100	118,877	7,417,977
Current and non-current liabilities	2,739,602	57,024	2,796,626

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

	April 01, to June 30, 2021
	Content & EdTech Platform	Digital Services Platform	Total

Net revenue from sales and services	126,754	14,381	141,135
Cost of goods sold and services	(57,429)	(10,118)	(67,547)

Operating income (expenses)
General and administrative expenses	(96,249)	(1,681)	(97,930)
Commercial expenses	(34,869)	(714)	(35,583)
Other operating income	856	(1,819)	(963)
Impairment losses on trade receivables	(15,599)	-	(15,599)
Profit (Loss) before finance result and taxes	(76,536)	48	(76,487)

	June 30, 2021
	Content & EdTech Platform	Digital Services Platform	Total

Net revenue from sales and services	350,378	71,589	421,967
Cost of goods sold and services	(134,296)	(47,233)	(181,529)

Operating income (expenses)
General and administrative expenses	(198,059)	(9,747)	(207,806)
Commercial expenses	(73,707)	(11,384)	(85,091)
Other operating income	1,504	-	1,504
Impairment losses on trade receivables	(18,208)	-	(18,208)
Profit before finance result and taxes	(72,388)	3,224	(69,163)

Assets	6,312,485	134,100	6,446,585
Current and non-current liabilities	1,661,222	55,539	1,716,761

The Segments’ profit represents the profit earned by each segment without finance results and income tax expense. This is the measure reported to the CODM for the purpose of resource allocation and assessment of segment performance.

The Company operates in Brazil, with no revenue from foreign customers. Additionally, no single customer contributed ten per cent or more to the Company and Segments revenue for the six-months periods ended on June 30, 2022 and 2021.

26.	Non-cash transactions

Non-cash transactions for the six-months periods ended June 30, 2022 and 2021 are, respectively: (i) Additions of right of use assets and lease liabilities in the amount of R$21,049 and R$ 15,093 (Note 11), and (ii) Disposals of contracts of right of use assets and lease liabilities in the amount of R$ 2,591, and R$ 3,481 (Note 15) and Accounts payable assumed in the acquisition of Phidelis and MVP, in the amount of R$ 28,840 (see Note 5).

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

27.	Subsequent events

27.1 Investment in Educbank

On July 19, 2022, the Company completed by its wholly owned subsidiary, Somos Sistemas de Ensino S.A. (“Somos”), of the minority investment in Educbank Gestão de Pagamentos Educacionais S.A. (“Educbank”). Vasta investment will total R$158 million, for a 47.4% stake in Educbank, to be paid in: (i) cash installments totaling R$88 million, according to the growth of students served by Educbank and other conditions, and (ii) upon capitalization of credits arising from the sale of intangible assets by Somos (R$ 70 million). Vasta will have the right to appoint two members (out of six) to the board of directors of Educbank.

Educbank is the first financial ecosystem dedicated to K-12 schools, intended to expand access to quality education in Brazil, through services’ management and financial support to educational institutions by providing payment guaranty to school tuitions. This investment will enable Vasta to capture great value potential in the following years, by tapping the K-12 tuitions payment means, which total payment volume (TPV) surpasses R$70 billion per year. Educbank’s services complement Vasta’s digital services platform, which provides access to data, management tools and now working capital management, releasing time for school partners to focus on delivering education.

27.2 Investment in Flex Flix

On July 5, 2022, the Company completed by its wholly owned subsidiary, Somos Sistemas de Ensino S.A. (“Somos”), of the minority investment in Flex Flix Limited (“Flex Flix”). Vasta investment will total R$8.2 million, for a 10% stake in Flex Flix fully paid in cash as of the closing date. Vasta will have the right to appoint one member (out of three) to the board of directors of Flex Flix.

Flex Flix is an internet-based education/edutainment company that operates a video streaming service, streaming in 3 languages (Spanish, English and Portuguese). The products on this platform cover high resolution, big data and artificial intelligence solutions.